EXHIBIT 99.1

HEXO CORP. ANNOUNCES DELAY IN FILING OF INTERIM FINANCIAL STATEMENTS AND PROVIDES CERTAIN FINANCIAL RESULTS FOR Q2 2020

OTTAWA, March 17, 2020 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) today announced that it has not filed its interim financial statements and related management's discussion and analysis (“MD&A”) and certifications for the three and six month periods ended January 31, 2020 (the “Q2 2020 Filings”) by the filing deadline of March 16, 2020.

The delay in the filing of the Q2 2020 Filings has arisen due to certain exceptional circumstances, including that for the quarter ended January 31, 2020 (“Q2 2020”), the Company will be recording a significant impairment loss in the Q2 2020 Filings. The calculation of this impairment is complex and, while a value range for the impairment is known, the final amount remains to be determined. This impairment and certain other financial results for Q2 2020 are discussed below.

In addition, over the course of the past few weeks, the Company has been working on amending its MD&A for the fiscal year ended July 31, 2019 and the three months ended October 31, 2019 (the “Amended MD&A”) in connection with a continuous disclosure review by the Ontario Securities Commission (“OSC”). The amendments are being made to address comments received from OSC Staff and to strengthen the Company’s continuous disclosure record. The Company expects to file the amended MD&A on or about March 17, 2020. The Company has also required additional time to finalize the Q2 2020 Filings in order to incorporate certain disclosure being made in the Amended MD&A.

The Company has informed Staff of the OSC about its delay in the filing of the Q2 2020 Filings, and is in discussions with Staff about a potential application pursuant to Part 4 of National Policy 12-203 - Management Cease Trade Orders for a Management Cease Trade Order pending the filing of the Q2 2020 Filings depending upon the circumstances.

The Company has established a blackout on trading by directors, officers and other insiders of the Company, and the blackout will continue until the Q2 2020 Filings have been filed.

Pending the filing of the Q2 2020 Filings, the Company wishes to announce certain financial results for Q2 2020, as follows:

  Gross revenue was $23.8 million, a 23% increase from $19.3 million during the three months ended October 31, 2019 (“Q1 2020”).

  Net revenue was $17.0 million, a 17% increase from $14.5 million in Q1 2020.

  On March 2, 2020, the Company completed a strategic review of its cultivation assets. Due to an excess of cultivation capacity in the market and estimated forecast demand for cannabis products, as result of slower than expected market development, the Company no longer expects to re-commence operations at the Niagara Facility and has decided to market the facility for sale. The Niagara Facility consists of land and greenhouse facilities, as well as cultivation and production licenses and related equipment,

  At the end of Q2 2020, the carrying amount of the Company’s total net assets significantly exceeded the Company’s market capitalization as at January 31, 2020. In addition, the industry has experienced slower than expected retail store roll-outs in Canada and delays in government approval for cannabis derivative products which has constrained distribution channels and adversely affected overall market sales and profitability. These factors are indicators of impairment in relation to the Company’s inventory, property, plant and equipment, intangible assets and goodwill. The Company is in the process of completing its impairment assessment and has not reach its final conclusions. However, it is expected that the impairment loss will be in the range of $265 million to $280 million.

  The Company’s financial statements for Q2 2020 have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and will be able to realize its assets and settle its liabilities in the normal course of business as they become due in the foreseeable future. The Company has historically financed its working capital requirements primarily through equity and debt financings. The Company’s ability to continue as a going concern is dependent upon its ability to generate funds from profitable operations and raise additional financing in order to meet current and future obligations. While the Company has been successful in raising financing in the past, there is no assurance that it will be able to obtain additional financing or that such financing will be available on reasonable terms. These conditions combined with the accumulated losses to date indicate the existence of a material uncertainty that may cast doubt on the Company’s ability to continue as a going concern. The financial statements will not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

About HEXO

HEXO Corp. is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the Canadian cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws. Such statements are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen.

The forward-looking information and statements in this news release include statements relating to the anticipated timing for filing of the Q2 2020 Filings, the Company’s financial results for Q2 2020 and the anticipated timing for filing of the Company’s amended MD&A for the fiscal year ended July 31, 2019 and the three months ended October 31, 2019. Forward-looking information and statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information and statements. Such factors include, but are not limited to: management's perceptions of the anticipated timeline in which the Q2 2020 Filings and the amended MD&A for the fiscal year ended July 31, 2019 and the three months ended October 31, 2019 can be completed and filed, results of operations, operational matters, historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. There can be no assurance that such information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The Company disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@hexo.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com